Filed by The Dow Chemical Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: The Dow Chemical Company
Commission File No.: 001- 03433

The Dow Chemical Company
1Q 2015 Earnings Conference Call

April 23, 2015

The Dow Chemical Company

Ongoing, Proactive Portfolio Management

Portfolio Management Actions Since 2013 Exceed $11B



Pre-Tax Proceeds ($B)
In Progress
Announced/Signed
Completed
Kuwait JVs
Other Small Divestitures and Additional Corporate Actions
Chlorine Carve-Out ($8B¹)
ANGUS ($1.2B)
Sodium Borohydride (~$200MM)
~$600MM in 2014 (Railcars, Land, etc.)
~$850MM in 2013 (PPL&C, others)
~$2.9B
~$3B Tax Eq.
>$5B
>$7B–$8.5B
Completed
Dow Chlorine Products
Expanded Target

Dow Chlorine Products Transaction: Significant Value Creation

- Formation of ~$7B revenue Chlor-Alkali and derivatives leader
- Transaction based on $5B RMT structure for Dow Chlorine Products (DCP) – a 12.5x EBITDA multiple
- "New Olin" to expect benefit from a minimum of $200MM of operational synergies
- Strong, long-term operator at Dow's integrated sites
- All contracts structured to deliver value
- Highly complementary assets offer ability for strategic growth, product expansion, and improved customer offerings and service
- Simple majority from Olin shareholder vote
- Customary closing conditions, relevant tax rulings and regulatory authority approvals
- Expected closing year-end 2015

(1) *Taxable Equivalent Value; Assumes 37 percent tax rate*

2

Note: The forward looking statements contained in this
document involve risks and uncertainties that may affect
Dow's and Olin's operations, markets, products, services,
prices and other factors as discussed in filings with the
Securities and Exchange Commission ("SEC"). These risks and
uncertainties include, but are not limited to, economic,
competitive, legal, governmental and technological factors.
Accordingly, there is no assurance that the expectations of
either company will be realized. This document also contains statements about Dow's agreement to separate a substantial
portion of its chlor-alkali and downstream derivatives
business, distribute the business to Dow shareholders and
then merge it with a subsidiary of Olin (the "Transaction").
Many factors could cause actual results to differ materially from these forward-looking statements with respect to the
Transaction, including risks relating to the completion of
the transaction on anticipated terms and timing, including
obtaining shareholder and regulatory approvals, anticipated
tax treatment, unforeseen liabilities, future capital
expenditures, revenues, expenses, earnings, synergies,
economic performance, indebtedness, financial condition,
losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company's operations, Olin's ability to integrate the
business successfully and to achieve anticipated synergies,
and the risk that disruptions from the Transaction will harm
Dow's or Olin's business. While the list of factors
presented here is considered representative, no such list
should be considered to be a complete statement of all
potential risks and uncertainties. Unlisted factors may
present significant additional obstacles to the realization
of forward looking statements. Consequences of material
differences in results as compared with those anticipated in the forward-looking statements could include, among other
things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks,
any of which could have a material adverse effect on Dow's
or Olin's consolidated financial condition, results of
operations or liquidity. Neither Dow nor Olin assumes any
obligation to provide revisions to any forward looking
statements should circumstances change, except as otherwise
required by securities and other applicable laws."
Important Notices and Additional Information In connection
with the proposed transaction, Blue Cube Spinco Inc.
("Spinco") will file a registration statement on Form
S-4/S-1 containing a prospectus and Olin will file a proxy
statement on Schedule 14A and a registration statement on
Form S-4 containing a prospectus with the SEC. INVESTORS AND
SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION
STATEMENTS/PROSPECTUSES AND PROXY STATEMENT WHEN THEY BECOME
AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION
ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors
and security holders may obtain a free copy of the
prospectuses and proxy statement (when available) and other
documents filed by Dow, Spinco and Olin with the SEC at the
SEC's web site at http://www.sec.gov. Free copies of these
documents, once available, and each of the companies' other
filings with the SEC may also be obtained from the
respective companies by directing a written request to Olin
at 190 Carondelet Plaza, Clayton, MO 63105. Attention:
Investor Relations or Dow or Spinco at The Dow Chemical
Company, 2030 Dow Center, Midland, Michigan 48674,
Attention: Investor Relations. This communication is not a
solicitation of a proxy from any investor or security
holder. However, Olin, Dow, and certain of their respective
directors, executive officers and other members of
management and employees, may be deemed to be participants
in the solicitation of proxies from shareholders of Olin in
respect of the proposed transaction under the rules of the
SEC. Information regarding Olin's directors and executive
officers is available in Olin's 2014 Annual Report on Form
10-K filed with the SEC on February 25, 2015, and in its
definitive proxy statement for its annual meeting of
shareholders filed March 4, 2015. Information regarding
Dow's directors and executive officers is available in Dow's
Annual Report on Form 10-K filed with the SEC on February
13, 2015, and in its definitive proxy statement for its
annual meeting of shareholders, which is expected to be
filed on March 27, 2015. These documents can be obtained
free of charge from the sources indicated above. Other
information regarding the participants in the proxy
solicitation and a description of their direct and indirect
interests, by security holdings or otherwise, will be
contained in the registration statements, prospectuses and
proxy statement and other relevant materials to be filed
with the SEC when they become available. This communication
shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any
securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of
securities shall be made except by means of a prospectus
meeting the requirements of Section 10 of the Securities Act of 1933, as amended.